UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

GH Research PLC (the “Company”) will participate in the Promising Targets Oral Session at the 64th American College of Neuropsychopharmacology (ACNP) annual meeting (the “Congress”) where it will present results related to its GH001-TRD-201 clinical trial. The Congress is scheduled to take place from January 12-15, 2026, in Nassau, Bahamas.

A copy of the presentation to be presented by Prof Michael E. Thase during the Congress is attached hereto as Exhibit 99.1.

The fact that this presentation is being made available should not be deemed an admission as to the materiality of any information contained in the material. The information contained in the presentation is being provided as of January 13, 2026, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

99.1	Presentation to be presented by Prof Michael E. Thase with Title: GH001 Improves Illness Severity, Anxiety Symptoms, and Quality of Life in Patients with Treatment-Resistant Depression

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: January 13, 2026

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance